FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 12, 2017

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Form of RNS Announcement

Publication of Final Terms

The following Final Terms is available for viewing:

The Final Terms dated 12 May 2017 (the "Final Terms") for The Royal Bank of Scotland plc (the "Issuer") €1,250,000,000 Fixed Rate Covered Bonds due 15 May 2024 (the "Notes") issued under the €25,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments of interest and principal by RBS Covered Bonds Limited Liability Partnership dated 19 December 2016 (the "Base Prospectus") and the supplemental prospectuses dated 20 March 2017 and 28 April 2017 (the "Supplemental Prospectuses", together with the Base Prospectus, the "Prospectus").

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0427F_-2017-5-12.pdf

A copy of the above Final Terms will be submitted to the National Storage Mechanism and will shortly be available for inspection at:

www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
Fixed Income Investor Relations
The Royal Bank of Scotland Group plc
250 Bishopsgate, London EC2M 4AA

TEL: +44 207 678 1800

DISCLAIMER - INTENDED ADDRESSEES

This announcement is a communication to the market. Nothing in this announcement constitutes an offer of securities for sale in the United States or any other jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.

This announcement has been delivered to you on the basis that you are a person into whose possession this announcement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver this announcement to any other person. The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Likewise, the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

End.
Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 May 2017

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary